Contact

www.linkedin.com/in/
kurtseidensticker (LinkedIn)

Top Skills

Enterprise Architecture
Program Management
Software Development

Kurt Seidensticker

Founder at Vital Proteins & Starshot Ventures, Co-Founder Family Fund & Founder Community
Los Angeles, California, United States

Summary

Founder of Vital Proteins and Managing Principal at Starshot Ventures Launch Pad, a venture studio and capital firm that strives to grow brands that anticipate and deliver rapidly on consumers’ wants and needs.

Experience

Starshot Ventures
Managing Principal, Founder
September 2022 - Present (1 year 8 months)
Los Angeles, California, United States

We invest in and build subversive and energetic brands in wellness, consumer-packaged-goods, and consumer technology.

Vital Proteins
10 years 1 month

Founder
April 2014 - Present (10 years 1 month)

Founder & CEO
April 2014 - February 2022 (7 years 11 months)

Founded and led the collagen revolution that is Vital Proteins.

Prominent Capital Group LLC
Managing Director
July 2003 - March 2016 (12 years 9 months)
Greater Chicago Area

Early stage venture capital investing in innovative and creative individuals who are developing companies in high growth sectors of technology, e-commerce, health, fitness, wellness, and consumer products goods industries. Recognized by Internet Retailer as Top-50 Innovator in e-commerce.

Prominent Consulting LLC

Director
October 1997 - March 2016 (18 years 6 months)
Greater Chicago Area

Director of Company and Enterprise Consulting Services. Provided strategic leadership of teams of 100+ individuals within Fortune 500 companies and investment banks, designed and lead the development of the technology landscape through digital transformation and mitigating risks by setting operational standards and promoting cross-functional collaboration. Defined creative and digital strategies. Enabled large corporations to be more efficient, more agile, and better able to deliver innovative products and services through multiple channels. Awarded Top 50 Innovator in e-Commerce.

echoMountain LLC
Director
June 1999 - January 2016 (16 years 8 months)

Provide leadership in corporate strategy, marketing and business development delivering enterprise-class data center services to businesses of all sizes. Managing the datacenter, infrastructure operations and customer-service teams.

Textura Corporation
Enterprise Consultant
March 2013 - April 2014 (1 year 2 months)

Provided strategic consulting on organizational integration of portfolio of service offerings that were developed or acquired to enable a common integrated service offerings to construction management companies.

JM Family Enterprises
Enterprise Consulting
January 2011 - July 2011 (7 months)
Boca Raton, FL

Provided strategic consulting on multiple projects, advised senior management, project management and technology teams, provided designs and strategies to transform critical operations within the organization to delivery innovative products and services to their customers.

CNA Insurance
Enterprise Consulting
September 2007 - August 2009 (2 years)

Provide leadership across the organization by advising, reviewing and approving architectural, operational, and solution strategies across the enterprise, small business insurance, and risk control programs.

The Chefs Warehouse

Digital Marketing Consultant/Joint Venture Partner

February 2005 - September 2007 (2 years 8 months)

Greater Chicago Area

• Provided creative leadership and design of e-commerce website of subsidiary to transform the organization from a startup to market segment leader in 2 years.

• Kurt's work was recognized as a Top 50 Innovator in e-commerce in 2006 by Internet Retailer.

• Lead digital advertising, SEO, SEM, E-mail marketing, and online creative strategy; Developed influencer strategy with celebrity chef's to promote the brand.

• Defined order processing, warehouse management, inventory management, and organizational processes to improve corporate earnings, inefficiencies, and customer satisfaction.

The Northern Trust Company

Enterprise Consulting

September 2003 - February 2006 (2 years 6 months)

Greater Chicago Area

• Innovated and architected Northern's market leading trade processing portfolio for equities, bonds, foreign exchange, money market, and derivatives for brokers and investment managers; Processed $20B in trades daily;

• Transformed Northern's revenue stream for Corporate and Institutional customers ensuring management fees are accurately modelled and conveyed in contract agreements as well as consistently configured within Northern's invoicing systems.

• Digitally transformed Northern's capabilities for trading and processing U.S. Government and Agency securities which are held by the Federal Reserve and processed through the National Book Entry System (NBES)

Bank of America

Enterprise Consulting

November 2002 - June 2003 (8 months)

Consulting on Interest Rate Derivatives Trading System

Citadel Investment Group

Consultant

February 2001 - February 2002 (1 year 1 month)

• Architected second generation Stock Loan application for front office Loan Desk. Used to track trader requests and loan desk fulfillments.

• Developed intelligent agents to process market data, track counterparty stock availability, and make automatic borrow suggestions to traders.

Level(3) Communications

Enterprise Consulting

February 1998 - May 1999 (1 year 4 months)

Architect of ERP, CRM and provisioning systems to transform Level(3) from a startup organization into the leading global internet backbone provider.

UBS

Consultant

October 1997 - November 1998 (1 year 2 months)

• Re-architected a suite of applications for risk management, pricing, trade and instrument management, parameter management, marking and price feed management;

• Developed application that integrated corporate bond trading systems with front office FX systems to obtain trades and position information across multiple systems.

Motorola

Development Lead

October 1993 - October 1997 (4 years 1 month)

• Lead organizational architecture and teams to plan and manage cellular systems globally. Provided consulting to cell system providers in Europe, Middle East, and Japan by providing on-site consulting to design, deploy, test and manage cellular networks.

NASA / RSOC / United Space Alliance

Space Shuttle Proximity Operations Specialist
January 1990 - January 1994 (4 years 1 month)
Houston, Texas Area

• Mission Design, Mission Control and Astronaut Training for Special Projects. Provided analysis and design for the Proximity Operations-Rendezvous phase of Space Shuttle Operations, specifically developing Trajectory and Piloting Techniques for spacecraft deployment, Rendezvous and Retrieval operations in Low Earth Orbit (LEO).

• Developed new flight techniques for the space shuttle for retrieval of satellites. Presented to flight director and astronaut boards. Trained astronauts in space shuttle simulators on flight techniques. Designed separation sequence from space station to reduce forces on solar arrays and to provide visually stunning imagery of the Space Station for IMAX films.

• Research & Development of Autonomous Rendezvous & Capture Project with NASA and European Space Agency developing systems and techniques to incorporate GPS, Laser, Radar, and Optical sensors to maneuver vehicles autonomously to dock with other vehicles.

Education

Iowa State University
Graduate Studies, Materials Science, Astrophysics · (1988 - 1989)

University of Houston
Graduate Studies, Law, Business, Computer Science · (1990 - 1993)

Iowa State University
B.S., Aerospace Engineering · (1983 - 1988)